SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
OPTION CARE, INC.

(Name of Subject Company)
OPTION CARE, INC.

(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
683948103
(CUSIP Number of Class of Securities)
Joseph Bonacorrsi
Senior Vice President, Secretary and General Counsel
Option Care, Inc.
485 Half Day Road, Suite 300
Buffalo, IL 60089
(847) 465-2100
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:
Donald Figliuilo, Esq.
Bryan Cave LLP
161 North Clark Street
Suite 4300
Chicago, IL 60601
(312) 602-5000
☒ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

The following is an email to all employees of Option Care, Inc. from Rajat Rai, President and Chief Executive Officer of Option Care, Inc.
From: Raj Rai
Sent: Monday, July 02, 2007 10:04 AM
To: All Employees
Subject: Important Announcement
Importance: High
Good morning! I am pleased to announce that today Walgreen Co. announced the intent to acquire OptionCare (see attached press release at www.walgreens.com). This is truly a historic event for our organization and it is the result of your hard work, endurance, and success in your markets over the past 25+ years.
This proposed acquisition is a good strategic and cultural fit for both organizations, and I am excited for OptionCare to become a part of Walgreens. The combination of the Walgreens name with their more than 100 years of pharmacy experience and OptionCare’s 25+ years of clinical management and expertise in specialty pharmacy and home infusion provides tremendous potential for growth and will benefit our shareholders, employees, customers and patients.
The acquisition is expected to close within the next 60 days. Until then, please conduct business as usual and remain focused as we enter Q3. I am sure you have many questions, and we will continue to communicate with you as we make progress to officially close this transaction.
I would like to personally thank all of you for your hard work and dedication to OptionCare. I am confident that Walgreens will take the expertise and skills we have developed to the next level. We should all feel proud of our accomplishments as we begin a new chapter for OptionCare as part of the Walgreens family.
If you have additional questions, please contact your immediate supervisor or general manager.
Raj Rai
President & CEO
Confidentiality Notice: This e-mail and any attachments are confidential and are intended solely for the use of the individual or entity to which they are addressed. This communication may also contain material protected and governed by the Health Insurance and Portability Act (HIPAA). If you are not the intended recipient of this e-mail and the information it contains or your are not the employee or agent responsible for delivering this information it contains to the intended recipient, be advised that you have received this e-mail in error and that any use, dissemination, forwarding, printing or copying of this material is strictly prohibited. If you have received this e-mail in error please contact the sender of this information.

Employee Q&A regarding Walgreens intent to acquire OptionCare
This morning, Walgreens announced their intent to acquire OptionCare. The information below is an introduction to Walgreen Co. and a brief set of question and answers about the pending acquisition.
Who is Walgreens?
Walgreen Co. is the nation’s largest drugstore chain with fiscal 2006 sales of $47.4 billion. As of May 31, the company operated 5,751 stores in 48 states and Puerto Rico, including 77 Happy Harry’s stores in Delaware and surrounding states. Walgreens is expanding its patient-first health care services beyond traditional pharmacy through Walgreens Health Services, its managed care division, and Take Care Health Systems, a wholly-owned subsidiary that manages convenient care clinics inside drugstores. Walgreens Health Services provides pharmacy benefit management (PBM), mail service, home care, specialty pharmacy and RT/DME services.
Why is Walgreens intending to acquire OptionCare?
The combination of the Walgreens name with their more than 100 years of pharmacy experience and OptionCare’s 25+ years of clinical management and expertise in specialty pharmacy and home infusion provides tremendous potential for future growth. Walgreens believes that OptionCare offers the best opportunity for strengthening its position as a full-service specialty pharmacy provider. OptionCare brings operational expertise and relationships with payors, health care providers, and specialty manufacturers that will enhance, strengthen and expand what Walgreens has today. The acquisition better positions Walgreens as a provider of a variety of patient-focused health care services. Walgreens is moving beyond traditional pharmacy in ways that are beneficial to patients and payors efforts to better manage their overall medical and pharmacy spending.
What are the benefits of this acquisition?
A significant benefit is great people with strong experience coming together with a common mission to help patients and payors with care and cost. In addition, we expect this will give us even greater access to limited distribution medications.
What happens next?
The acquisition is expected to close within the next 60 days. Until then, it is important that all employees conduct business as usual and remain focused as we enter Quarter 3. We will continue to communicate with our employees as we make progress to officially close this transaction.
For Internal Use Only — Do Not Distribute

News From

Walgreen Co. Corporate Communications • 200 Wilmot Road • Deerfield, Ill. 60015 • (847) 914-2500

Contact:	Michael Polzin Walgreen Co. (847) 914-2925 Paul Mastrapa, CFO Option Care Inc. 847-229-7773

FOR IMMEDIATE RELEASE	http://news.walgreens.com
WALGREEN CO. TO ACQUIRE SPECIALTY PHARMACY AND
HOME INFUSION PROVIDER OPTION CARE, INC.
Acquisition will make Walgreens fourth-largest provider in specialty pharmacy —
the fastest-growing segment of pharmacy
     DEERFIELD, Ill., and BUFFALO GROVE, Ill., July 2, 2007 — Walgreen Co. (NYSE, NASDAQ: WAG) and Option Care, Inc. (NASDAQ: OPTN) today announced a definitive agreement in which Walgreens will acquire Option Care in a cash transaction for $19.50 per share. With the assumption of some debt, the transaction has a total enterprise value of approximately $850 million. The acquisition will create national access to Walgreens specialty pharmacy and home infusion services for patients and payors.
     Option Care, based in Buffalo Grove, Ill., provides a full spectrum of specialty pharmacy and home infusion services from a national network of more than 100 pharmacies (including 61 that are company owned) in 34 states. Its services are used by more than 40,000 patients with acute or chronic conditions that can be treated at home, in a physician’s office or at one of

Option Care’s ambulatory infusion suites. Option Care’s services also include respiratory therapy and home medical equipment at some locations.
     Walgreens Home Care currently operates 45 facilities (including 20 home infusion pharmacies) in 18 states, and Walgreens Specialty Pharmacy operates six locations, including Medmark, a Walgreens Specialty Pharmacy; and Schraft’s, a Walgreens Specialty Pharmacy, which focuses on fertility medications and services.
     “This acquisition clearly establishes us as a national player in specialty pharmacy and home infusion services,” said Jeffrey A. Rein, CEO of Walgreens. “Option Care offered the best opportunity for strengthening our position as a full-service specialty pharmacy provider, especially in areas such as hemophilia, immune deficiency and oncology. By blending its capabilities with our current operations, we’ll be able to provide patient care on a nationwide basis in the patient’s home, at their physician’s office or at one of our infusion suites.”
     Walgreens President Greg Wasson said, “For health care payors, the acquisition will improve our ability to manage their significant spending on specialty pharmacy and related services. Our combination of national and local capabilities provides a lower-cost alternative to providing these services in a hospital setting. Our broad distribution channel, as well as the compliance and outcomes information we can provide, will allow us to strengthen our relationships with manufacturers and will provide more access to limited distribution therapies.”
     Walgreens is positioning itself to provide a variety of patient-focused health care services with a series of recent acquisitions, including among others:
•	Take Care Health Systems, a leading operator of convenient care clinics

•	Medmark Specialty Pharmacy Solutions, a full-service, national specialty pharmacy company

•	SeniorMed Pharmacy, which provides prescription services to residents in assisted-living, specialty care and independent communities across the country

•	and Schraft’s A Specialty Pharmacy, one of the nation’s leading providers of advanced fertility medications and services
     “With these acquisitions at the core of a variety of patient-focused health care services, we’re better able to serve high utilization patients,” said Wasson. “That also will help health care payors better manage their overall medical and pharmacy spending.”
     With more than 25 years of experience in providing home care, Option Care brings operational expertise and relationships with payors, health care providers and specialty manufacturers. Option Care also has the largest geographic coverage in the specialty pharmacy and home infusion industry and has contracts with more than 400 managed care organizations, significantly adding to Walgreens contracted specialty pharmacy business.
     The specialty pharmacy and home infusion markets are estimated at $60 billion a year, with a projected annual growth rate of 20 percent. These high-cost therapies require customized clinical and distribution services that will make the combined Walgreens-Option Care offering unmatched.
     “This acquisition is a good strategic and cultural fit for both organizations, and we are excited to become a part of Walgreens,” said Option Care President and CEO Raj Rai. “The combination of Walgreens name and Option Care’s 25 years of clinical management and expertise in specialty pharmacy and home infusion provides tremendous potential for growth and will benefit our shareholders, employees, customers and patients.”
     An affiliate of Walgreens promptly intends to commence a tender offer for the shares of Option Care stock. Completion of the transaction is subject to acceptance of the tender offer by a majority of Option Care’s outstanding shares, regulatory approval (including under the Hart-Scott-Rodino Act) and other customary conditions. The definitive agreement was unanimously approved by Option Care’s board of directors, and Option Care’s board recommends the company’s shareholders tender their shares in the tender offer. John N. Kapoor, Option Care’s founder, and trusts established by him, which together own approximately 22 percent of the outstanding Option Care shares, have committed to tender such shares into the tender offer.
     Peter J. Solomon Co. acted as financial advisor to Walgreens in the transaction, and the law firm of Wachtell, Lipton, Rosen & Katz served as legal counsel for Walgreens. UBS Investment Bank acted as financial advisor to Option Care, and the law firm of Bryan Cave LLP served as legal counsel to Option Care.
     Walgreens will host a public conference call/webcast today at noon eastern time, during which Walgreens executive management will discuss the acquisition. Speaking on behalf of Walgreens will be CEO Jeffrey A. Rein, President Greg Wasson and CFO Bill Rudolphsen. A question-and-answer period with analysts and investors will follow. To access the call, dial 866-558-6869 or, outside the U.S., 913-643-4199. No access code is needed. A live audio webcast will be available at http://investor.walgreens.com.
     A rebroadcast will be available from 2:30 p.m. eastern time today through midnight, July 8th, at 888-203-1112, or outside the U.S., 719-457-0820. The replay access code is: 5417338. The webcast will be available for seven days following the call.
About Walgreen Co.
     Walgreen Co. is the nation’s largest drugstore chain with fiscal 2006 sales of $47.4 billion. As of May 31, the company operated 5,751 stores in 48 states and Puerto Rico, including 77 Happy Harry’s stores in Delaware and surrounding states. Walgreens is expanding its patient-first health care services beyond traditional pharmacy through Walgreens Health Services, its managed care division, and Take Care Health Systems, a wholly-owned subsidiary that manages convenient care clinics inside drugstores. Walgreens Health Services assists pharmacy patients and prescription drug and medical plans through Walgreens Health Initiatives, Inc. (a pharmacy benefits manager), Walgreens Mail Service Inc., Walgreens Home Care Inc., and Walgreens Specialty Pharmacy.
About Option Care
     For more than 25 years, Option Care Inc. has made patients’ lives easier with a full range of healthcare services outside the hospital setting, working with more than 400 payor organizations representing more than 75 million Americans. With the largest home infusion and specialty pharmacy footprint in the industry, Option Care offers treatment nationwide to patients in their homes, physician offices or other alternate sites, including ambulatory treatment centers. Services are provided by highly skilled, clinical professionals from more than 100 pharmacy locations. For more information, go to www.optioncare.com.
     This news release may contain forward-looking statements that involve risks and uncertainties (as such “forward-looking” statements are defined under the U.S. Private Securities Litigation Reform Act). The following factors, among others, could cause results to differ materially from management expectations as projected in such forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms; the inability to satisfy other conditions to the completion of the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; and general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release, and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward-looking statement is based. Investors are referred and encouraged to read the “Cautionary Note Regarding Forward-Looking Statements” in Walgreens most recent Form 10-K, as amended, as well as the “Forward-Looking Statements” section of Option Care’s Form 10-K, each of which is incorporated into this news release by reference.
Additional Information and Where to Find It
     In connection with the tender offer, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and Option Care will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials, which will be filed by Walgreens and Option Care, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to Option Care materials, at www.optioncare.com, and will also be available, without charge, by directing requests to Option Care.

Important information
     This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Option Cares’ common stock will only be made pursuant to an offer to purchase and related materials that Walgreens intends to file with the Securities and Exchange Commission. Option Care will file a solicitation/recommendation statement with respect to the offer. Once filed, Option Care stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, Option Care stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s Web site at www.sec.gov, from the information agent named in the tender offer materials, from Option Care or from Walgreens.
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